As filed with the Securities and Exchange Commission on January 7, 1999


                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                           AMENDMENT NUMBER 1 TO
                               SCHEDULE 13E-4
                       ISSUER TENDER OFFER STATEMENT

    (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                      PEEKSKILL FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                              (Name of issuer)

                      PEEKSKILL FINANCIAL CORPORATION
--------------------------------------------------------------------------------

                    (Name of Person(s) Filing Statement)

                   Common Stock, $0.01 Par Value Per Share
                       (Title of Class of Securities)

                               705385 10 2
                 (CUSIP Number of Class of Securities)

                         William J. LaCalamito
                    Peekskill Financial Corporation
                           1019 Park Street
                       Peekskill, New York 10566
                            (914) 737-2777
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        (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications on Behalf of the Person(s)Filing Statement)


                                Copies to:

                           Kip A. Weissman, P.C.
                           James M. Larkins, III
                      Silver, Freedman & Taff, L.L.P.
                        1100 New York Avenue, N.W.
                          Washington, D.C. 20005
                               (202) 414-6100
--------------------------------------------------------------------------------
                      (Agent for Service of Process)

                            December 23, 1998
  (Date Tender Offer First Published, Sent or Given to Security Holders)

                        CALCULATION OF FILING FEE

Transaction Valuation*                         Amount of Filing Fee
$13,400,000                                            $2,680


*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 800,000 shares at the maximum tender offer price of $16.75 per share.

[X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,680  Filing Party:    Peekskill Financial Corporation

Form or Registration No.:  Schedule 13E-4     Date Filed:      December 23, 1998

Item 8.  Additional Information.

  (e) The information set forth in the Offer to Purchase and Letter of Transmittal, as modified by the information on the press release contained at Item 9(a), is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

  (a)   (9)   Form of Letter to Stockholders, dated January 7, 1999, from
              Eldorus Maynard, Chairman of the Board of the Company
              (including the text of Press Release issued by the Company, dated January 6, 1999).

  (b)   Not applicable.

  (c)   Not applicable.

  (d)   Not applicable.

  (e)   Not applicable.

  (f)   Not applicable.


                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


January 7, 1999                        PEEKSKILL FINANCIAL CORPORATION


                                       By:  /s/William J. LaCalamito
                                            William J. LaCalamito, President,
                                              and Chief Operating Officer

                                                             Exhibit 9(a)(9)

                 [PEEKSKILL FINANCIAL CORPORATION LETTERHEAD]




                               January 7, 1999





Dear Shareholder:

     The information contained in the attached press release may be of interest to you in determining whether to participate in the Company's Modified Dutch Auction Tender Offer (the "Offer"). Please bear in mind that your opportunity to tender shares pursuant to the Offer as well as your ability to withdraw shares previously tendered will expire at 4:00 p.m. Eastern Standard Time on January 27, 1999, unless extended. For additional information, please see the Offer to Purchase and the related Letter of Transmittal dated December 23, 1998.

    Any questions concerning the terms of the Offer may be directed to the Dealer/Manager, Capital Resources, Inc. at (800) 220-2744. Requests for additional copies of the Offer materials may be directed to the Information Agent, Regan & Associates, Inc., at (800) 737-3426.


                               Sincerely,



                               Eldorus Maynard
                               Chairman of the Board

                     [PEEKSKILL FINANCIAL CORPORATION LETTERHEAD]





CONTACT:  William J. LaCalamito                           For Immediate Release
          President                                       January 6, 1998
          Peekskill Financial Corporation
          (914) 737-2777


     PEEKSKILL FINANCIAL CORPORATION REJECTS UNSOLICITED ACQUISITION OFFER; CONTINUES PREVIOUSLY ANNOUNCED DUTCH AUCTION TENDER OFFER

Peekskill, New York.... January 6, 1998 - Peekskill Financial Corporation
(NASDAQ NMS: PEEK), Peekskill, New York, confirmed today it had received and rejected an unsolicited expression of interest in acquiring the Company for a cash purchase price of $17.25, subject to various contingencies, from BRT Realty Trust. The Company also confirmed that it intended to continue its previously announced "Modified Dutch Auction Tender Offer" to repurchase up to 800,000 shares of its common stock at a price of up to $16.75 per share.

     According to Eldorus Maynard, the Company's Chairman of the Board, "over the last several months, the Board of Directors has conducted an in-depth review of the Company's future strategic options. As a result of this study, the Board concluded that it was in the best interests of shareholders for the Company to remain independent and enhance long term shareholder value through the execution of its business plan and the implementation of a modified dutch auction tender offer. Based on the above, after due deliberation, the Board of Directors reaffirmed its position that the Company is not for sale and determined not to pursue the expression of interest."


                                  * * *